

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2024

Wai Hong Lao
Chief Executive Officer and Director
Galaxy Payroll Group Ltd
25th Floor, Ovest
77 Wing Lok Street
Sheung Wan, Hong Kong

>   **Re: Galaxy Payroll Group Ltd**
>   **Amendment No. 9 to Registration Statement on Form F-1**
>   **Filed April 10, 2024**
>   **File No. 333-269043**

Dear Wai Hong Lao:

   We have reviewed your amended registration statement and have the following comment(s).

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 19, 2023 letter.

Amendment No. 9 to Registration Statement on Form F-1 filed April 10, 2024

Industry, page 81

1.   Please update your discussion of industry data as of a more recent date, to the extent available. As examples, we note your disclosure that "the total employed population in the PRC was approximately 780.2 million in 2021 . . . ," that "the share of GDP of the service industry has been steady, at around 41.8% in 2022," and that "there were approximately 340,000 SMEs in Hong Kong with around 1.7 million employees, accounting for approximately 45% of total employment in Hong Kong as of May 2022."

General

2. Please advise (i) the circumstances under which the selling shareholders received the ordinary shares covered by the resale offering, as well as how long the selling shareholders have held such shares, (ii) why the resale offering is being registered at this time, (iii) whether the resale offering is being registered at this time to satisfy any Nasdaq listing requirements, (iv) how you determined the number of ordinary shares being registered in connection with the resale offering, and (v) how the selling shareholders were selected to participate in this resale offering (given the lock-up applicable to other principal shareholders), all with a view to understanding whether the resale portion of the offering should be deemed an indirect primary being conducted by or on behalf of the issuer. Refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Please contact Stephen Kim at 202-551-3291 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Elizabeth Fei Chen, Esq.